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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                            ON TRACK INNOVATIONS LTD.
                                (Name of Issuer)

                                 ORDINARY SHARES
                         (Title of Class of Securities)

                                   ----------
                                 CINS M8791A 109
                                 (CUSIP Number)

                                December 30, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /___/     Rule  13d-1(b)

     /_X_/     Rule  13d-1(c)

     /___/     Rule  13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No.
CINS M8791A 109
--------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons.
       I.R.S.  Identification  Nos. of Above  Persons  (entities  only)
WEST END CONVERTIBLE FUND LP
98-0361629
--------------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of a  Group          (a) [x]
       (See Instructions)                                                (b) [ ]

--------------------------------------------------------------------------------

3)     SEC  Use  Only

--------------------------------------------------------------------------------

4)     Citizenship  or  Place  of  Organization
         CAYMAN ISLANDS

--------------------------------------------------------------------------------

     Number  of  Shares     5)     Sole  Voting Power
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power             255,194
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power        255,194

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

                                                                         255,194
--------------------------------------------------------------------------------

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                                 [ ]

--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

                                                                            5.2%
--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)

                                                                              PN
--------------------------------------------------------------------------------


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ITEM  1.

(A)     NAME  OF  ISSUER

         ON TRACK INNOVATIONS LTD.

(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

         ZHR INDUSTRIAL ZONE
         PO BOX 32
         ROSH PINA 12000, ISRAEL

ITEM  2.

(A)     NAME  OF  PERSONS  FILING

         WEST END CONVERTIBLE FUND LP

(B)     ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

         c/o Q & H Corporate Services; Harbour Centre P.O. Box 1348 GT Grand Cayman, Cayman
         Islands BWI
         Attention: Anne Allen

(C)     CITIZENSHIP

         CAYMAN ISLANDS

(D)     TITLE  OF  CLASS  OF  SECURITIES

          ORDINARY SHARES

(E)     CUSIP  NUMBER

         CINS M8791A 109

ITEM  3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:

                  255,194


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     (b)  Percent of class:

                  5.2%

     (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:

     (ii) Shared power to vote or to direct the vote: 255,194*

     (iii) Sole power to dispose or to direct the disposition of:

     (iv) Shared power to dispose or to direct the disposition of: 255,194

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

*Includes 170,266 ordinary shares and 84,928 ordinary shares underlying warrants exercisable within 60 days owned by West End Convertible Fund LP. WEC Partners LLC disclaims beneficial ownership of such shares and warrants for purpose of Rule 13 (d).

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CUSIP  No.
CINS M8791A 109
--------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons.
       I.R.S.  Identification Nos. of Above Persons (entities only)
WEC Partners LLC
52-2350194
--------------------------------------------------------------------------------
2)     Check  the  Appropriate  Box  if  a  Member  of a  Group         (a)  [x]
       (See Instructions)                                               (b)  [ ]

--------------------------------------------------------------------------------

3)     SEC  Use  Only

--------------------------------------------------------------------------------

4)     Citizenship  or  Place  of  Organization
         Delaware
--------------------------------------------------------------------------------

     Number  of  Shares     5)     Sole  Voting Power
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power             296,103 **
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power          40,909
                            ---------------------------------------------------
                            8) Shared Dispositive Power 296,103

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

                                                                         296,103
--------------------------------------------------------------------------------

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                                [ ]


--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

                                                                            6.1%
--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)

                                                                              PN
--------------------------------------------------------------------------------

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ITEM  1.

(A)     NAME  OF  ISSUER

         ON TRACK INNOVATIONS LTD.

(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE

         ZHR INDUSTRIAL ZONE
         PO BOX 32
         ROSH PINA 12000, ISRAEL

ITEM  2.

(A)     NAME  OF  PERSONS  FILING
         WEC PARTNERS LLC

(B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

         145 HUGUENOT STREET, #404
         NEW ROCHELLE, NY 10801

(C)     CITIZENSHIP

         USA

(D)  TITLE  OF  CLASS  OF  SECURITIES

         ORDINARY SHARES

(E)     CUSIP  NUMBER

         CINS M8791A 109

ITEM 3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:

                  296,103


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     (b)  Percent of class:

                  6.1%

     (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:

     (ii) Shared power to vote or to direct the vote: 296,103*

     (iii) Sole power to dispose or to direct the disposition of: 40,909

     (iv) Shared power to dispose or to direct the disposition of: 296,103**

*Shares held by West End Convertible Fund LP and WEC Partners LLC are subject to an irrevocable proxy granted to Mr. Oded Bashan, CEO of the issuer, for the purpose of voting such entities shares, in Mr. Bashan's own discretion, at any shareholder meeting of the issuer.

**Includes 170,266 ordinary shares and 84,928 ordinary shares underlying warrants exercisable within 60 days owned by West End Convertible Fund LP. WEC Partners LLC disclaims beneficial ownership of such shares and warrants for purpose of Rule 13 (d).

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ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:


                                   WEST END CONVERTIBLE FUND LP

                                   By: /s/ Ethan Benovitz
                                       ----------------------------
                                       Name:  Ethan Benovitz
                                       Title: Managing Member of GP



                                   WEC Partners LLC

                                   By: /s/ Ethan Benovitz
                                       ----------------------------
                                       Name:  Ethan Benovitz
                                       Title: Managing Member

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                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to Schedule 13G being filed by West End Convertible Fund LP and WEC Partners LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G to which this agreement is attached is filed on behalf of the below-named companies, that each are responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: January 20, 2004

WEST END CONVERIBLE FUND LP

By: /s/ Ethan Benovitz
   -------------------------------------------
        Ethan Benovitz
        Managing Member of its General Partner


WEC Partners LLC

By: /s/ Ethan Benovitz
   -------------------------------------------
        Ethan Benovitz
        Managing Member